UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

2 March 2012

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

TESORO CORPORATION

File No. 1-3473 -- CF# 27540

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   TESORO CORPORATION submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 4, 2011, as amended on February 22, 2012.

   Based on representations by TESORO CORPORATION that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 10.17   through November 4, 2021

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Timothy S. Levenberg
          Special Counsel